Exhibit 99.1

November 16, 2017

Globant Reports 2017 Third Quarter Results

Strong Revenue Growth Driven by Increasing Demand Environment

San Francisco, CA / November 16, 2017 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and nine months ended September 30, 2017.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third quarter 2017 highlights

●	Revenue increased to a record $109.7 million, representing 33.2% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $42.8 million (39.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $8.6 million compared to $34.2 million for the third quarter of 2016 (41.5% Non-IFRS Adjusted Gross Profit Margin).
●	Non-IFRS Adjusted Net Income was $12.5 million (11.4% Non-IFRS Adjusted Net Income Margin), compared to a profit of $10.5 million for the third quarter of 2016 (12.8% Non-IFRS Adjusted Net Income Margin).
●	Non-IFRS Adjusted Diluted EPS was $0.34 per share (based on an average of 36.3 million diluted shares), compared to Non-IFRS Adjusted Diluted EPS of $0.30 for the third quarter of 2016 (based on an average of 35.5 million diluted shares).

Nine months ended September 30, 2017 highlights

●	Revenue for the period increased to $298.0 million, representing 26.5% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $115.3 million (38.7% Non-IFRS Adjusted Gross Profit Margin), an increase of $14.0 million compared to $101.3 million (43.0% Non-IFRS Adjusted Gross Profit Margin) in the first nine months of 2016.
●	Non-IFRS Adjusted Net Income was $31.8 million (10.7% Non-IFRS Adjusted Net Income Margin), an increase of $2.7 million, compared to a profit of $29.1 million (12.4% Non-IFRS Adjusted Net Income Margin) in the first nine months of 2016.
●	Non-IFRS Adjusted Diluted EPS was $0.88 per share (based on an average of 36.1 million diluted shares during the first nine months of the 2017), an increase of $0.06 compared to Non-IFRS Adjusted Diluted EPS of $0.82 for the first nine months of 2016 (based on an average of 35.3 million diluted shares during the first nine months of the 2016).

“We are very pleased with our third quarter performance. Our revenues increased to a record $109.7 million, representing solid 33.2% year-over-year growth, and we continue to experience strong momentum in our business” said Martín Migoya, Globant’s CEO and co-founder.

“We continue to have strong demand from companies looking to achieve digital transformations. Moreover, we expect to see a significant opportunity coming from artificial intelligence, which has the potential to impact all businesses and industries. We believe that our expertise and Studio model positions us as a leader in this area and makes us an ideal partner for companies facing these transformations,” added Martín Migoya.

“Q3 was another quarter of robust and solid revenue growth as the demand for our service offerings continues to expand and the relationship with our strategic accounts across different verticals remains strong. In terms of operating performance, we expect to continue executing on our strategy to keep gross margins stable, diversify our talent base and maintain disciplined spending on our SG&A so that we can expand our operating leverage”, explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the third quarter with 6,397 Globers, 5,925 of whom were IT professionals. The geographic revenue breakdown for the third quarter was as follows: 79.1% from North America (top country: US), 13.3% from Latin America and others (top country: Chile) and 7.6% from Europe (top country: Spain). 85.4% of Globant’s revenue for the third quarter was denominated in US dollars, and the remaining 14.6% was denominated in other currencies, including GB pounds, Euros and other Latin American currencies.

During the last 12 months ended September 30, 2017, Globant served 346 customers, 78 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 10.3%, 26.8% and 40.7% of third quarter revenues, respectively.

Cash and cash equivalents and investments as of September 30, 2017 decreased to $44.1 million from $59.9 million as of December 31, 2016. Current assets as of September 30, 2017 amounted to $141.9 million, accounting for 40.6% of total assets. Finally, as of September 30, 2017, 35.1 million common shares were issued and outstanding.

2017 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2017:

●	Fourth quarter Revenue is estimated to be between $108-$110 million, implying 24.9% year-over-year growth at the midpoint of the range.
●	Fourth quarter 2017 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.38-$0.40 (assuming an average of 36.5 million diluted shares outstanding during the fourth quarter).
●	Fiscal year 2017 Revenue is estimated to be in the range of $406-$408 million, implying 26.1% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2017 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.25-$1.29 (assuming an average of 36.2 million diluted shares outstanding during 2017).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the Q3 2017 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company. We are passionate about building the new way of being digital. We want to help our clients emotionally connect with consumers and employees, leveraging the power of artificial intelligence for business optimization. We are the place where engineering, design, and innovation meet scale.

Globant has more than 6,300 professionals in 12 countries working for companies like Google, Linkedin, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017).

We were also featured as a business case study at Harvard, MIT and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release have not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense and depreciation and amortization. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of September 30, 2017 and December 31, 2016 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2017 and 2016, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense and impairment of tax credits. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenues	109,675	82,350	298,006	235,602
Cost of revenues	(69,733)	(49,673)	(190,470)	(138,194)
Gross profit	39,942	32,677	107,536	97,408

Selling, general and administrative expenses	(28,782)	(20,910)	(81,805)	(58,998)
Impairment of tax credits	-	-	(1,586)	-
Profit from operations	11,160	11,767	24,145	38,410

Finance income	1,060	2,415	5,182	13,504
Finance (expense) gain, net	(1,971)	(2,181)	(7,407)	(15,314)
Finance expense, net	(911)	234	(2,225)	(1,810)

Other income, net	2	399	2,410	1,053
Profit before income tax	10,251	12,400	24,330	37,653

Income tax	(2,262)	(2,872)	(5,387)	(11,271)
Net income for the period	7,989	9,528	18,943	26,382

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	282	(36)	204	1,115
- Net fair value loss on available-for-sale financial assets	(32)	(25)	(27)	(45)
Total comprehensive income for the period	8,239	9,467	19,120	27,452

Net income attributable to:
Owners of the Company	8,009	9,537	18,996	26,400
Non-controlling interest	(20)	(9)	(53)	(18)
Net income for the period	7,989	9,528	18,943	26,382

Total comprehensive income for the period attributable to:
Owners of the Company	8,259	9,476	19,173	27,470
Non-controlling interest	(20)	(9)	(53)	(18)
Total comprehensive income for the period	8,239	9,467	19,120	27,452

Earnings per share
Basic	0.23	0.28	0.54	0.77
Diluted	0.22	0.27	0.53	0.75

Weighted average of outstanding shares (in thousands)
Basic	35,020	34,464	34,833	34,335
Diluted	36,254	35,457	36,067	35,328

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
ASSETS	2017	2016
Current assets
Cash and cash equivalents	35,285	50,532
Investments	8,827	9,355
Trade receivables	82,781	54,170
Other receivables	14,129	18,869
Other financial assets	900	900
Total current assets	141,922	133,826

Non-current assets
Other receivables	33,745	27,465
Deferred tax assets	11,120	7,691
Investment in associates	1,550	800
Other financial assets	555	319
Property and equipment	42,787	35,676
Intangible assets	14,944	13,791
Goodwill	102,930	65,180
Total non-current assets	207,631	150,922
TOTAL ASSETS	349,553	284,748

LIABILITIES
Current liabilities
Trade payables	9,532	5,603
Payroll and social security taxes payable	35,553	30,328
Borrowings	10,579	217
Other financial liabilities	17,981	12,602
Tax liabilities	4,436	6,249
Total current liabilities	78,081	54,999

Non-current liabilities
Other financial liabilities	21,500	19,224
Other liabilities	20	20
Provisions for contingencies	1,207	1,945
Total non-current liabilities	22,727	21,189
TOTAL LIABILITIES	100,808	76,188

Capital and reserves
Issued and paid-in capital	42,171	41,576
Additional paid-in capital	83,260	62,790
Other reserves	(784)	(961)
Retained earnings	124,115	105,119
Total equity attributable to owners of the Company	248,762	208,524
Non-controlling interests	(17)	36
Total equity	248,745	208,560
TOTAL EQUITY AND LIABILITIES	349,553	284,748

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Reconciliation of adjusted gross profit
Gross Profit	39,942	32,677	107,536	97,408
Depreciation and amortization expense	1,069	1,260	3,268	3,189
Share-based compensation expense	1,771	263	4,501	711
Adjusted gross profit	42,782	34,200	115,305	101,308
Adjusted gross profit margin	39.0%	41.5%	38.7%	43.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(28,782)	(20,910)	(81,805)	(58,998)
Depreciation and amortization expense	3,004	1,769	8,485	4,536
Share-based compensation expense	2,738	756	6,766	2,042
Adjusted selling, general and administrative expenses	(23,040)	(18,385)	(66,554)	(52,420)
Adjusted selling, general and administrative expenses as % of revenues	(21.0)%	(22.3)%	(22.3)%	(22.2)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	11,160	11,767	24,145	38,410
Impairment of tax credits	-	-	1,586	-
Share-based compensation expense	4,509	1,019	11,267	2,753
Adjusted Profit from Operations	15,669	12,786	36,998	41,163
Adjusted Profit from Operations margin	14.3%	15.5%	12.4%	17.5%

Reconciliation of Net income for the period
Net income for the period	7,989	9,528	18,943	26,382
Impairment of tax credits	-	-	1,586	-
Share-based compensation expense	4,509	1,019	11,267	2,753
Adjusted Net income	12,498	10,547	31,796	29,135
Adjusted Net income margin	11.4%	12.8%	10.7%	12.4%

Calculation of Adjusted Diluted EPS
Adjusted Net income	12,498	10,547	31,796	29,135
Diluted shares	36,254	35,457	36,067	35,328
Adjusted Diluted EPS	0.34	0.30	0.88	0.82

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017

Total Employees	5,421	5,631	5,855	6,223	6,397
IT Professionals	4,983	5,219	5,421	5,772	5,925

North America Revenue %	81.4	78.9	78.9	78.5	79.1
Latin America and Others Revenue %	9.4	9.6	9.9	9.2	13.3
Europe Revenue %	9.2	11.5	11.2	12.3	7.6

USD Revenue %	89.7	88.0	88.6	87.6	85.4
Other Currencies Revenue %	10.3	12.0	11.4	12.4	14.6

Top Customer %	10.4	9.4	9.7	10.1	10.3
Top 5 Customers %	33.9	33.3	31.1	31.6	26.8
Top 10 Customers %	46.8	45.8	43.7	43.9	40.7

Customers Served (Last Twelve Months)	354	340	336	331	346
Customers with >$1M in Revenue (Last Twelve Months)	61	60	67	76	78

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant